Exhibit 12.1

                                               NELNET, INC. AND SUBSIDIARIES

                                                 COMPUTATION OF RATIO OF EARNINGS

                                                          TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                                                (dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Income from continuing operations before taxes and minority interest	$(1,523)	26,167	57,145	102,395	279,258	234,397	46,289
Income from equity investments	(14)	(1,444)	(1,144)	(536)	(1,637)	(1,220)	(778)
Distributions from equity investments	--	747	747	149	625	970	--
Interest on uncertain tax positions included in pre-tax income	236	(225)	86	--	--	--	--
Income before fixed charges	(1,301)	25,245	56,834	102,008	278,246	234,147	45,511
Plus: fixed charges	792,489	1,113,878	1,504,268	1,242,802	621,309	255,660	201,211
Earnings (as defined)	$791,188	1,139,123	1,561,102	1,344,810	899,555	489,807	246,722

Interest and amortization expense	$791,621	1,112,263	1,502,662	1,241,174	620,111	254,610	200,296
Rent expense (interest portion)	1,104	1,390	1,692	1,628	1,198	1,050	915
Interest included in interest expense not related to third party indebtedness	(236)	225	(86)	--	--	--	--
Total fixed charges	$792,489	1,113,878	1,504,268	1,242,802	621,309	255,660	201,211

“Earnings” divided by fixed charges	1.00	1.02	1.04	1.08	1.45	1.92	1.23